SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule14d-100)

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PIXELWORKS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

1.75% Convertible Subordinated Debentures due 2024

(Title of Class of Securities)

72581M AA 5

72581M AB 3

(CUSIP Numbers of Class of Securities)

Steven Moore

Vice President, Chief Financial Officer, Secretary and Treasurer

224 Airport Parkway, Suite 400

San Jose, California 95110

(408) 200-9200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:

Michael L. Reed

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, CA 94105

(415) 393-8200

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$15,779,000	$1,831.94

*	Calculated solely for purposes of determining the filing fee. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 1.75% Convertible Subordinated Debentures due 2024, as described herein, is $1,000 per $1,000 principal amount outstanding. As of April 12, 2011 there was $15,779,000 aggregate principal amount outstanding, resulting in an aggregate maximum purchase price of $15,779,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,831.94

Form or Registration No.: Schedule TO-I

Filing Party: Pixelworks, Inc.

Date Filed: April 13, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Pixelworks, Inc., an Oregon corporation (the “Company”), on April 13, 2011 (the “Original Schedule TO”), as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed by the Company on April 19, 2011 (the Original Schedule TO, as so amended, the “Schedule TO”). The Schedule TO relates to the right of each holder (each, a “Holder”) of the Company’s 1.75% Convertible Subordinated Debentures due 2024 (the “Notes”) to sell and the obligation of the Company to purchase, the Notes subject to the terms and conditions set forth in the Indenture, dated as of May 18, 2004, between the Company and Wells Fargo Bank, National Association, as Trustee (the “Indenture”), the Company Notice to Holders of 1.75% Convertible Subordinated Debentures due 2024, dated April 13, 2011 (as amended by Amendment No. 1, the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (the “Put Option”).

This Amendment No. 2 is being filed by the Company to amend and supplement certain provisions to the extent set forth herein, and is intended to satisfy the disclosure requirements of Rules 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

Items 1 through 9 of the Schedule TO are hereby amended and supplemented by adding the following language:

“The Put Option expired at 5:00 p.m., New York City time, on May 11, 2011. The Company has been advised by the Paying Agent that Notes in an aggregate principal amount of $15,779,000 were validly surrendered as of the expiration of the Put Option. The Company has accepted for purchase all of these Notes for a purchase price of $1,000 in cash per $1,000 principal amount of Notes. The Company will promptly deliver the aggregate purchase price of $15,779,000 for the accepted Notes to the Paying Agent for distribution to the Holders. Following the Company’s purchase of the Notes pursuant to the Put Option, none of the Notes will remain outstanding.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B)      Press Release issued by the Company on May 12, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIXELWORKS, INC.

DATE: May 12, 2011	By:	/s/ Steven L. Moore
		Name:	Steven L. Moore
		Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

(a)(1)(A)*	Company Notice to Holders of 1.75% Convertible Subordinated Debentures due 2024, dated April 13, 2011.

(a)(5)(A)*	Press Release issued by the Company on April 13, 2011.

(a)(5)(B)	Press Release issued by the Company on May 12, 2011.

(b)	Not applicable

(d)(1)*	Indenture, dated as of May 18, 2004, between the Company and Wells Fargo Bank, National Association, as Trustee, relating to the 1.75% Convertible Subordinated Debentures due 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2004).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.